

Mail Stop 3720

August 14, 2007

Seymour Holtzman
Chief Executive Officer and Director
George Foreman Enterprises, Inc.
100 N. Wilkes-Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702

> **Re:** **George Foreman Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed July 27, 2007**
> **File No. 0-26585**

Dear Mr. Holtzman:

  We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

 Item 8A. Controls and Procedures

1.   We note in the last paragraph that you state that you have hired another certified public accountant to assist in the financial reporting process and also retained the services of a public accounting firm to provide expertise on financial statement preparation and SEC filing obligations. Please tell us the nature of your relationship with both accounting firms.

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director